SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated January 17, 2006

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Announcement regarding share repurchases from the market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

January 17, 2006	By:	/s/ TAKASHI ITO
Takashi Ito General Manager, Corporate Legal Department

Item 1

(English translation)

January 16, 2006

Millea Holdings, Inc.

2-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo

TSE code number: 8766

Announcement regarding share repurchases from the market

Millea Holdings, Inc. (the “Company”) announced that it has repurchased its own shares from the market, pursuant to the resolution of its board of directors dated October 11, 2005.

The Company also announced that on January 16, 2006 its board of directors approved repurchases of its own shares, pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code, as detailed below.

1.	Details of the share repurchases made pursuant to the October 11, 2005 resolution

(a)	Period in which repurchases were made:

From December 1, 2005 through January 13, 2006.

(b)	Number of shares repurchased:

4,501 shares.

(c)	Aggregate purchase price of shares:

9,230,470,000 yen.

(d)	Method of repurchase:

Purchased through the Tokyo Stock Exchange.

2.	Details of the share repurchases to be made pursuant to the January 16, 2006 resolution

(1)	Reasons for the repurchases of shares

The Company intends to repurchase its own shares in order to implement flexible financial policies.

(2)	Details of the repurchases of shares

(a)	Class of shares to be repurchased:

Common stock of Millea Holdings, Inc.

(b)	Aggregate number of shares to be repurchased:

Up to 3,000 shares.

(Approximately 0.2% of total issued shares.)

(c)	Aggregate purchase price of shares:

Up to 4.2 billion yen.

(d)	Period in which repurchases may be made:

From January 17, 2006 through February 3, 2006.

(For reference)

1.	Details of the resolution made at the meeting of the board of directors held on October 11, 2005 are as follows.

(a)	Class of shares to be repurchased:

Common stock of Millea Holdings, Inc.

(b)	Aggregate number of shares to be repurchased:

Up to 16,000 shares.

(Approximately 0.9% of total issued shares.)

(c)	Aggregate purchase price of shares:

Up to 22.8 billion yen.

(d)	Period in which repurchases may be made:

From October 12, 2005 through January 13, 2006.

2.	Details of the share repurchases made pursuant to the resolutions of the board of directors since October 11, 2005 pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code are as follows.

(a)	Aggregate number of shares repurchased: 11,150 shares.

                                                 (Approximately 0.6% of total issued shares.)

(b)	Aggregate purchase price of shares: 22,798,770,000 yen.

3.	Details of the share repurchases made pursuant to the resolutions of the board of directors since July 1, 2005 pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code are as follows.

(a)	Aggregate number of shares repurchased: 26,784 shares.

                                                 (Approximately 1.6% of total issued shares.)

(b)	Aggregate purchase price of shares: 47,596,430,000 yen.

For further information, please contact:

Toshihiko Aizawa

Group Leader

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-6212-3341